Master Feeder Arrangement

Effective after the close of business on December 29, 2000, each of the funds in the Trust was reorganized into a "master-feeder arrangement." In this arrangement, each Feeder Fund pursues its investment objective by investing substantially all of its assets in its respective Master Portfolio, a separate series of the Trust. Each Master Portfolio has an investment objective identical to that prior to the reorganization. As a result, the Fund has an indirect interest in all of the securities owned by the master portfolio. Because of this indirect interest, the Fund's investment returns should be the same as those of the master portfolio, adjusted for Fund expenses.